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     The Fund adjusts the  classification  of  distributions  to shareholders to reflect the differences between finanical statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended August 31, 1999, amounts have been reclassified to reflect and increase in undistributed net investment income of $252,696. Accumulated net realized gain on investments was decreased by the same amount.